FB BANCORP, INC.

353 Carondelet Street

New Orleans, Louisiana 70130

May 9, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FB Bancorp, Inc.

Registration Statement on Form S-1 (Commission File No. 333-277630)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, FB Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 13, 2024 at 5:00 p.m. EDT, or as soon thereafter as is practicable.

Please contact Marc Levy of Luse Gorman, PC at (202) 274-2009, if you have any questions concerning this matter.

Very truly yours,

/s/ Christopher Ferris
Christopher Ferris
President and Chief Executive Officer